UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Commission File Number 0-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:       ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 26, 2007	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary

Brisbane, AUSTRALIA — 25 July 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm advises that the Naval Surface Warfare Center, Dahlgren Division (NSWCCD) has placed a notice on the US Federal Business Opportunities website, and the Navy Electronic Commerce on Line (NECO) website that it intends to award on a sole-source basis to Metal Storm an order for one (1) 40mm Weapon Pod Assembly, one (1) Electronic Fire Control Unit for assembly and three (3) 40mm 4042 Weapon Assemblies.
The U.S. Navy is required to place such a notice where it intends to solicit and negotiate with only one source before confirming a contract award. The amount currently set aside for this contract is subject to negotiation.
Additional information may be found on both the Federal Business Opportunities (FBO) page located at http://www.eps.gov and the Navy Electronic Commerce on Line (NECO) site located at https://www.neco.navy.mil.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Brisbane, AUSTRALIA — 26 July 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm (the Company) wishes to clarify its previous announcement (Potential US Navy Contract) to the market on Wednesday, 25 July 2007.
On 17 November 2006, the Company advised the market of a potential contract with the US Navy Space & Warfare Center (SPAWAR) for the production of one (1) anti-personnel unattended weapons pod system utilising Electronic Ballistic Technology (EBT) and one (1) operator unit. At that time the Company expected to be advised of the outcome of this potential contract by 30 December 2006. Since that time the Company has kept the market informed of the status of this potential contract.
On 12 June 2007 the Company advised the market that in keeping with the normal contracting processes of the US Navy, it had received a formal Request for Proposal (RFP) for this contract. In response to that RFP, the Company provided its formal response to the US Navy’s Request by the due date 13 June 2007.
These announcements related to submissions to the US Navy Space & Warfare Center (SPAWAR) in San Diego, California.
On Wednesday, 25 July 2007 the Company advised the market that Naval Surface Warfare Center, Dahlgren Division (NSWCCD), Dahlgren, Virginia, has placed a notice on the US Federal Business Opportunities website, and the Navy Electronic Commerce on Line (NECO) website that it intends to award on a sole-source basis to Metal Storm an order for one (1) 40mm Weapon Pod Assembly, one (1) Electronic Fire Control Unit for assembly and three (3) 40mm 4042 Weapon Assemblies.
These are separate and distinct opportunities for the company. In future, the company will advise progress on each using the whole name to ensure they are fully identified.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities

Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.